UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL FORM

APP WDG

Pursuant to Investment Company Act Rule 0-5(f)(2)(ii)

Applicant Name: AMG Comvest Senior Lending Fund and
                        Comvest Credit Managers, LLC

File Number: 812-15565

The applicant did not file an amendment within 30 days responsive to the comments the Commission staff provided on the above-referenced application on April 30, 2024.

Pursuant to rule 0-5(f)(2)(ii) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 30-day period.